VIA EDGAR

April 6, 2021

Charlie Guidry, Special Counsel

Lilyanna Peyser, Special Counsel

Office of Trade & Services

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: Melody Do Corp

Offering Statement on Form 1-A

Filed March 26, 2021

File No. 024-11472

Dear Mr. Guidry,

On behalf of Melody Do Corp., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 2 via EDGAR to reflect changes to the Form 1-A filed on March 26, 2021.

In addition, we are providing the following responses to your comment letter, dated April 6, 2021, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Offering Statement on Form 1-A/A filed March 26, 2021

Part I - Item 1 - Issuer Information

Financial Statements

1. We note the “balance sheet information” and “income statement information” you provide here does not agree to the amounts presented in your audited financial statements in Part

II, page 35. Please revise the financial statement information in Part I to agree to the amounts presented in your audited financial statements..

Response:

Revised and amended.

Part II - Information Required In Offering Circular

Dilution, page 12

2. The changes made in response to our comment 1 do not appear to address our comment;

accordingly, we reissue our comment. In the table titled “purchasers of shares in this offering”, it appears the “number of shares after offering held by public investors” does not agree with the number of shares disclosed elsewhere in your filing. For example, you disclose that if 100% of the shares in the offering are sold, there will be 500 million shares held by public investors after the offering. However, we note you are only offering 50 million shares. Please revise the table titled “purchasers of shares in the offering” at the bottom of page 12.

Response:

Its a typo oversight. We have amended and revised. Please see Page 12.

Please do not hesitate to call me at (646) 694-0051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi